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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                February 10, 2006

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2006


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary


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EXHIBIT           TITLE
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   1              PRESS RELEASE - PRECISION DRILLING TRUST TO PRESENT AT THE
                  9TH ANNUAL WHISTLER INSTITUTIONAL INVESTOR CONFERENCE


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                                                                      EXHIBIT 1
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                                  NEWS RELEASE

                            PRECISION DRILLING TRUST
     TO PRESENT AT THE 9TH ANNUAL WHISTLER INSTITUTIONAL INVESTOR CONFERENCE

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CALGARY,  Alberta,  February 10, 2006 - Precision  Drilling Trust  ("Precision")
will be presenting at the CIBC World Markets' 9th Annual Whistler Institutional Investor Conference, which will be held in Whistler, British Columbia, Canada. Mr. Gene Stahl, President & Chief Operating Officer of Precision Drilling Corporation is scheduled to present at approximately 9:10 a.m. Pacific time on Friday, February 17, 2006. The presentation will include information concerning Precision's 2005 performance, and its 2006 strategy and outlook.

A live webcast of the audio and a copy of the presentation will be accessible from Precision's website at WWW.PRECISIONDRILLING.COM by selecting INVESTOR RELATIONS, then WEBCAST. Shortly after the live webcast, an archived version of the webcast will be available for approximately 90 days.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of contract drilling services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of drilling and service rigs backed by a comprehensive mix of support services utilizing skilled and experienced personnel.

Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and in U.S. dollars "PD.U" and on the New York Stock Exchange under the trading symbol "PDS". For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.




4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com